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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6K
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      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF AUGUST, 1998

                             P.T. POLYTAMA PROPINDO
                        MIDPLAZA 2 BUILDING, 20TH FLOOR
                        JALAN JEND. SUDIRMAN KAV, 10-11
                                 JAKARTA 10220
                                   INDONESIA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                      FORM 20-F   [X]      FORM 40-F   [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            YES   [ ]      NO   [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

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                                    SUMMARY

     On July 13, 1998, Polytama International Finance B.V. (the "Issuer") and P.T. Polytama Propindo (the "Company") initiated a consent solicitation (the "Consent Solicitation") to modify certain provisions of the Issuer's outstanding $200,000,000 11 1/4% Notes due 2007 guaranteed by the Company (the "Notes"). On July 28, 1998, the Company filed a Form 6-K with the documents used in connection with the Consent Solicitation, which consisted of the Consent Solicitation Statement, the revised Consent Form, Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Holders. This Form 6-K is filed to include additional Consent Solicitation documents, as follows:

     1. Press release issued August 10, 1998 announcing the extension until August 12, 1998 (unless further extended) of the expiration date (the "Expiration Date") of the Consent Solicitation.

     2. Supplement to the Consent Solicitation Statement dated August 13, 1998.

     3. Press release issued August 13, 1998, announcing the extension of the Expiration Date until August 27, 1998 (unless further extended) and the distribution of the Supplement to the Consent Solicitation Statement.

     If the modifications of the Notes are deemed to involve the issuance of a new security, the Issuer and the Company are relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) of the Securities Act.

     A Form T-3 describing the exemption from the registration requirements under Section 3(a)(9) was filed by both the Issuer and the Company with the Securities Exchange Commission on July 13, 1998 (the "Application on Form T-3"). Amendment No. 1 to the Application on Form T-3 was filed on July 28, 1998 ("Amendment No. 1"). Amendment No. 2 to the Application on Form T-3 was filed on August 13, 1998 ("Amendment No. 2"). The Application on Form T-3, Amendment No. 1 and Amendment No. 2 are each incorporated herein by reference.

     The Company's Annual Report on Form 20-F (the "20-F") should be read in conjunction with the Consent Solicitation Statement. The 20-F was filed on June 30, 1998 and is also incorporated herein by reference.

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                                   SIGNATURES

     Pursuant to the Requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          P.T. POLYTAMA PROPINDO
                                          (Registrant)

                                          By: /s/ HORACIO U. MARASIGAN
                                            ------------------------------------
                                            Name: Horacio U. Marasigan
                                            Title: Director/Principal Financial
                                              Officer

Date: August 7, 1998

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                                INDEX TO EXHIBIT

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
Exhibit 1*:  Press release issued August 10, 1998 announcing the extension until August 12, 1998 (unless further extended) of the expiration date (the "Expiration Date") of the Consent
             Solicitation.
Exhibit 2*:  Supplement to the Consent Solicitation Statement dated
             August 13, 1998.
Exhibit 3*:  Press release issued August 13, 1998 announcing the extension of the Expiration Date until August 27, 1998
             (unless further extended) and the distribution of the
             Supplement to the Consent Solicitation Statement.
Exhibit 4:   The Application on Form T-3, filed on July 13, 1998
             (Commission File No. 022-22385), and incorporated herein by reference.
Exhibit 5:   Amendment No. 1, filed on July 28, 1998 (Commission File No.
             022-22385), and incorporated herein by reference.
Exhibit 6:   Amendment No. 2, filed on August 13, 1998 (Commission File
             No. 022-22385), and incorporated herein by reference.
Exhibit 7:   The Company's Annual Report on Form 20-F, filed on June 30,
             1998 (Commission File No. 333-06854-01), and incorporated
             herein by reference.

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* Filed herewith. All other exhibits are incorporated herein by reference.